UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 12, 2009

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated August 12, 2009 – China Yuchai International Announces Unaudited Results for Second Quarter 2009

99.2	Unaudited Financial Statements for Second Quarter 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 12, 2009

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Saw Boo Guan
Name:	Mr. Saw Boo Guan
Title:	President and Director

Exhibit 99.1

China Yuchai International Announces

Unaudited Results for Second Quarter of 2009

Singapore, Singapore – August 12, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the second quarter ended June 30, 2009. As the financial results for the second quarter of 2008 were not announced, comparative results are not included below.

Net revenues for the second quarter of 2009 were RMB 3,448.0 million (US$ 504.7 million) representing a 17.9% increase compared with net revenues of RMB 2,924.1 million (US$ 427.8 million) in the first quarter of 2009. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the second quarter of 2009 was 129,932 units, an increase of 8,183 units over 121,749 units in the first quarter of 2009.

The higher sales volume primarily reflected growth in China’s gross domestic product of 7.9% in the second quarter of 2009 according to the National Bureau of Statistics of China and the effects of the Chinese Government’s stimulus measures to spur the automotive market.

Gross profit was RMB 480.2 million (US$ 70.3 million) in the second quarter of 2009, a 25.2% increase over gross profit of RMB 383.4 million (US$ 56.1 million) in the first quarter of 2009. The gross margin was 13.9%, a 0.8% improvement over the gross margin of 13.1% for the first quarter of 2009. The higher gross margin reflected the growth in unit sales combined with higher proportion of more profitable heavy duty engines sold.

Research and development (“R & D”) expenses were RMB 71.1 million (US$ 10.4 million) compared with RMB 56.1 million (US$ 8.2 million) in the first quarter of 2009. As a percentage of net revenues, R & D spending was 1.9% of net revenue in the first quarter and 2.1% in the second quarter of 2009. The higher R & D spending was for continuing engine upgrades including meeting evolving emissions standards such as the development of National V compliant diesel engines and alternative fuel technologies.

Selling, general & administrative expenses (“SG & A”) in the second quarter of 2009 were RMB 283.1 million (US$ 41.4 million) versus RMB 225.8 million (US$ 33.0 million) in the first quarter of 2009. The increase in SG & A expenditures was mainly due to the increases in unit sales, salary costs, incentives provision made by GYMCL during the second quarter of 2009 based on production volume and additional employee welfare contributions and pensions.

Other income of RMB 1.4 million (US$ 0.2 million) for the second quarter of 2009 was lower than the first quarter of 2009 of RMB 36.0 million (US$ 5.3 million) because the income gained from interest for the second quarter of 2009 was offset by unrealized foreign exchange loss due to revaluation of the outstanding foreign currency loans.

Net income was RMB 49.6 million (US$ 7.3 million), or earnings per share of RMB 1.33 (US$ 0.19) in the second quarter of 2009 compared with RMB 234.4 million (US$ 34.3 million), or earnings per share of RMB 6.29 (US$ 0.92) in the first quarter of 2009. Net income in the first quarter of 2009 excluding the one-time gain associated with the acquisition of all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) would have been RMB 79.3 million (US$ 11.6 million), or earnings per share of RMB 2.13 (US$ 0.31). As of June 30, 2009, a total of 37,267,673 shares were issued and outstanding.

For the six months ended June 30, 2009, net revenues were RMB 6,372.1 million (US$ 932.7 million). The gross profit was RMB 863.6 million (US$ 126.4 million) representing a 13.6% gross margin. Operating income was RMB 430.5 million (US$ 63.0 million) which included a one-time write-back of approximately RMB 203.0 million (US$ 29.7 million) in the first quarter of 2009 resulting from GYMCL’s acquisition of Yulin Hotel Company.

Net income for the six months ended June 30, 2009 was RMB 284.0 million (US$ 41.6 million), or earnings per share of RMB 7.62 (US$ 1.12). Excluding the gain from the acquisition of Yulin Hotel Company, net income would have been RMB 128.9 million (US$ 18.9 million), or earnings per share of RMB 3.46 (US$ 0.51).

Mr. Boo Guan Saw, President of China Yuchai, commented, “I am excited to take on the role of President of China Yuchai and look forward to working closely with the management teams of the Company and GYMCL to grow the business even in these uncertain economic times and continue to build value for shareholders in the future.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8319 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2009 or at any other date.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the period ended June 30, 2009

(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter ended June 30, 2009		For Six Months ended June 30, 2009
	RMB ‘000	USD ‘000	RMB ‘000	USD ‘000
Revenues, net	3,448,014	504,693	6,372,095	932,697
Cost of goods sold	2,967,841	434,409	5,508,495	806,290
Gross profit	480,173	70,284	863,600	126,407
Research & development	71,082	10,404	127,184	18,616
Selling, general and administrative expenses	283,078	41,436	508,884	74,487
Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan	—	—	(202,950)	(29,706)
Operating income	126,013	18,444	430,482	63,010
Interest expenses	17,421	2,550	34,453	5,043
Other income	(1,422)	(208)	(37,435)	(5,479)
Share of equity in losses of affiliates	2,687	393	4,835	708
Income before income taxes and minority interests	107,327	15,709	428,629	62,738
Income taxes	29,537	4,323	48,409	7,086
Income before minority interests	77,790	11,386	380,220	55,652
Minority interests	28,172	4,124	96,242	14,087
Net income	49,618	7,262	283,978	41,565
Net earnings per common share	1.33	0.19	7.62	1.12

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(RMB and US$ amounts are expressed in thousands)

	As of December 31, 2008	As of June 30, 2009
	RMB ‘000	RMB ‘000	USD ‘000

Cash balances	693,436	2,002,267	293,076
Trade accounts receivable, net	2,537,681	3,463,443	506,952
Inventories, net	2,250,030	1,953,885	285,994
Investment in affiliated companies	392,386	390,685	57,185
Net current assets	1,027,660	1,449,824	212,214
Total assets	9,712,678	11,801,049	1,727,345
Trade accounts payable	2,612,928	4,543,438	665,033
Short-term and long-term borrowings	1,323,204	871,684	127,590

Shareholders’ equity and accumulated other comprehensive income	3,430,825	3,686,972	539,670

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